JOTAN ANNOUNCES AGREEMENT TO ACQUIRE
                       SOUTHLAND HOLDING COMPANY

December 20, 1996 - JACKSONVILLE, FLORIDA - Shea Ralph, President of Jotan, Inc. (OTC BULLENTIN BOARD: JTAN) announced today, the signing of a definitive agreement to acquire 100% of the stock of Southland Holding Company. Closing of the transaction is expected in the first quarter of 1997. Terms of the transaction were not immediately disclosed.

Southland is a leading distributor of packaging products to the moving and storage industry and also serves significant packaging market segments in both the air freight and perishable packaging areas. Southland has eleven distribution centers located in California, Washington, Colorado, Massachusetts, New York, New Jersey, Maryland, North Carolina, Georgia, and Florida. Southland provides packaging materials to virtually all of the major moving and storage companies in the United States.

The acquisition of Southland Holding Company will dramatically expand Jotan's operations. With fifteen distribution centers nationwide, Jotan will be one of the largest distributors of packaging products in the United States. Soutbland's revenue for fiscal year, ended April 30, 1996, was $62.4 million.

Jotan plans to expand Southland's market penetration to include industrial accounts which make up the majority of Jotan's business. Shea Ralph, commenting on the acquisition said "The announcement of the signing of a definitive agreement for Jotan to acquire Southland Holding Co. represents the most significant step so far in Jotan's plan to become a nationwide provider of Just On Time As Needed packaging services." Shea went on to say that "One of the biggest assets that attracts us to Southland is their great team of experienced employees. Having visited all of the Southland distribution centers I can tell you that they have a wonderful team of dedicated people committed to the same principles that have made our Company successful."

John Sanders, Vice President of Southland Holding Company indicated that Southland's management team was looking forward to the opportunities resulting from the combination of the two companies. He said "After working with the Jotan management team, I believe that their focus on the industrial markets, systems, and access to the capital markets will complement Southland's strengths. The primary focus of both companies is to provide outstanding service to our customers. I strongly believe that this value added, service oriented approach is essential in today's competitive market."

Jotan, Inc. provides value added outsourcing and distribution services of packaging materials to commercial customers with operations currently in Florida, Georgia and South Carolina. For more information call David Freedman, V.P. & Chief Financial Office, (904) 355-2592.